PROSPECTUS


                               SEDONA CORPORATION
                          Formerly Scan-Graphics, Inc.

                          4,918,211 Shares Common Stock

                                ----------------

         The selling shareholders, listed on pages 6-8, may offer from time to time 4,918,211 shares of our common stock under this prospectus. No underwriter is being used in connection with this offering of common stock. The selling shareholders may offer and sell their shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares.

         The price of the common stock being offered under this prospectus will be the market price of our common stock. Our common stock, formerly traded on the Nasdaq Small Cap Market under the symbol SCNG, is currently traded on the Nasdaq Small Cap Market under the symbol SDNA. On December 10, 1999, the closing price of one share of our common stock was $1.719.

                              --------------------

         Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 2.

                              --------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.










                The date of this prospectus is December 10, 1999.

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----
    Sedona................................................................ 1

    Risk Factors.......................................................... 2

    Use of Proceeds....................................................... 4

    Recent Developments................................................... 5

    Selling Shareholders.................................................. 6

    Plan of Distribution.................................................. 9

    Legal Matters......................................................... 10

    Experts............................................................... 10

    Where You Can Find More Information................................... 10

    Forward-Looking Statements............................................ 12

                                     SEDONA

         Sedona Corporation develops, markets and supports enterprise scale knowledge management software solutions that provide non-technical business users with the ability to intuitively access, query, visualize and analyze information critical to making optimal business decisions. Our products are built upon a modern technology foundation including:

          *    intranet and Internet compatibility;
          * flexible, platform neutral technology that supports relational databases for Oracle Corporation as well as other leading database, content and application providers; and
          * systems support for integration with Windows 95, Windows 98 and Windows NT.

         Our products are designed to scale to meet the needs of large organizations deploying thousands of users with very large data storage and retrieval requirements. Our applications are designed to be highly configurable, allowing for customized industry-specific and company-specific system deployments as well as cross-industry functional applications including customer relationship management, supply chain management, strategic decision support, and enterprise resource planning. Our objective is to establish and maintain a leadership position in the market for business intelligence visually enabled software whether used by internet-based applications, data warehousing content providers or enterprise line-of-business applications. Our strategy is to provide differentiating solutions to high-end enterprise applications in a broad range of industries and achieve universally successful customer implementations of our partner applications.

         Our principal executive offices are located at 649 North Lewis Road, Limerick, Pennsylvania 19468, and our telephone number is (610) 495-3003.



                                      (1)

                                  RISK FACTORS

         You should carefully consider the following risk factors as well as other information contained in this prospectus or in documents to which we refer you before deciding to invest in shares of our common stock.

We have incurred operating losses in recent years.

         As of September 30, 1999, we had an accumulated deficit of $32.95 million and stockholders' equity of $2.28 million. If our current and future products fail to gain acceptance in the marketplace, we believe it is unlikely that we will be able to reverse our operating loss trend or assure you of our future profitability.

We have many warrants and options outstanding.

         We have 5,984,069 warrants and 2,023,611 options to purchase our common stock outstanding. Almost all of the warrants and one-third of the options are exercisable. The sale of those shares into the market for our common stock may cause our market price to decline.

We have preferred stock outstanding that converts into our common stock.

         Sales of a substantial number of shares of our common stock in the public market by holders of our series B or series F preferred stock who may convert their preferred stock at a profit may cause our market price to decline. Our series B preferred stock becomes convertible beginning in April, 2000 and the series F in May, 2000.

We do not expect to pay any dividends on our common stock.

         We have not paid any cash dividends on our common stock and we do not expect to pay any dividends in the immediate future. The value of your shares will be determined solely by the market price of our common stock.

We may require additional capital that may not be available.

         We will not receive any of the proceeds from the sale of shares by the selling shareholders. To conduct our operations as currently contemplated for a period of at least one year, we may require additional financing. While we are actively pursuing various sources of asset based loans and new equity infusions we do not know if additional financing will be available to us on terms that we can accept.

We may not be able to use our net operating loss carryforwards.

         Net operating loss carryforwards may be used to offset taxable income obtained in future years. As of December 31, 1998, we had approximately $24.1 million in NOLs at the federal level and $5.2 million at the state level. The federal NOLs, if unused, will expire between 1999 and 2018. The state NOLs will expire between 2005 and 2008. We cannot assure you that we will generate taxable income to use the NOLs before some or all of them expire.

Our software  may become obsolete.

         Our competitors may develop technologies and software products that are more attractive than any that we are developing and marketing which would render some or all of our technologies and products obsolete or noncompetitive.

Our strategic relationships or a failure to establish new relationships may have an adverse effect on our business.

         We have established strategic relationships with a number of organizations that we believe are important to our sales, marketing and support activities and the development and implementation of our products. We have established non-exclusive strategic relationships with companies such as Oracle Corporation and Axicom Corporation. We also have significant relationships with other application and content providers.

                                      (2)

Third party system integrators are integral to the success of our business.

         If we do not adequately train a sufficient number of system integrators or, if these integrators do not have or devote the resources necessary to implement our products, our business, operating results and financial condition could be materially and adversely affected.

The compatibility of our products with the Internet is important to our success.

         Our applications communicate through public and private networks over the Internet. The increased commercial use of the Internet could require substantial modification and customization of our software products and the introduction of new products. We may not be able to effectively migrate our products to the Internet or successfully compete in the Internet-related products and services market.

If our products fail to meet the evolving requirements of our customers, our business may be adversely affected.

         We may not be successful in developing, marketing and releasing new products or new versions of our applications that respond to technological developments, evolving industry standards or changing customer requirements. Our business, operating results and financial condition could be materially and adversely affected if we are not able to meet the changing industry standards or customer demands.

Limited protection of proprietary information.

         We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our proprietary rights which afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around our technology. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate.

We may experience problems from computer systems that are not ready on a timely basis to process information associated with the year 2000.

         Computer systems, software packages, and microprocessor-dependent equipment may cease to function or may generate erroneous data when the year 2000 arrives. While we believe that most of our currently developed and actively marketed products are year 2000 compliant for essentially all functionality, our software products could contain errors or defects relating to year 2000. Additionally, the systems of other companies with which we do business may not address any year 2000 problems on a timely basis, which could have an adverse effect on our systems or business transactions. We believe that our exposure on year 2000 issues is not material to our business as a whole.

                                      (3)

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders. If any or all of the warrants held by the selling shareholders are exercised, we intend to use the net proceeds for product development, sales and marketing expenses, working capital and general corporate purposes. Temporarily, we may invest the net proceeds from the exercise of the warrants, if any, in high grade short term interest bearing investments.

                                      (4)

                               RECENT DEVELOPMENTS

Equity Transactions

         On September 16, 1999, we completed the repurchase of all of our class A, series E convertible preferred stock, plus one-third of associated warrants to purchase shares of our common stock exercisable at $2.25 per share, and one-third of associated warrants to purchase shares of our common stock exercisable at $4.00 per share. The purchase price for each share of our series E preferred stock and the associated warrants equaled 110% of the principal amount of $1,000 per share of our series E preferred stock plus all of the dividends that had accrued through September 15, 1999. All of the shares underlying the remaining 914,263 warrants exercisable at $4.00 per share are being registered for resale under this prospectus. We funded the majority portion of the repurchase of our series E preferred stock, with the proceeds of a private placement of $2,376,487 of units of our securities. Each unit sold in the private placement consisted of 50,000 shares of our common stock and warrants to purchase 44,444 shares of our common stock at an exercise price of $2.25 per share. All of these shares of our common stock, as well as the shares of common stock issuable upon the exercise of these warrants, are being registered for resale under this prospectus.

         On August 25, 1999, we sold 1,142,858 shares of our common stock through a negotiated partial exercise of an outstanding warrant by its holder and realized total net proceeds of approximately $2,000,000. The outstanding warrant originally permitted the holder to acquire 2,100,000 shares of our common stock at an exercise price of $4.00 per share. After considering our needs for working capital and additional funds that were required to repurchase the series E preferred stock described above, we negotiated with the warrant holder to permit partial exercise of the warrant at an exercise price of $1.75 per share. The portion of the proceeds not used to repurchase the series E preferred stock will be used for our working capital needs.

Disposition of Assets

         On July 16, 1999, we completed the sale of the assets of our Technology Resource Centers division to Diversified Technologies, Inc. Also, during July 1999, our board of directors decided to sell our Tangent imaging systems division. On September 17, 1999, we completed the sale of Tangent to Colortrac, Inc.

         As a result of these transactions which were reported in a Form 8-K filing on October 4, 1999, as amended on November 1, 1999, substantially all of our revenue generating operations have been sold. With the completion of these two sales, we are now wholly focused on the development of our Internet-based business intelligence software products.

                                      (5)

                              SELLING SHAREHOLDERS

         The following table sets forth the beneficial ownership of our common stock by the selling shareholders as of September 30, 1999. Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days of this prospectus. Unless indicated in the footnotes, each person has the sole power to direct the voting and investment over the shares owned by them.

                              TOTAL          NUMBER OF
                           COMMON STOCK      SHARES OF               COMMON  STOCK
                           OWNED BEFORE    COMMON STOCK               OWNED AFTER
NAME                       THE OFFERING    TO BE OFFERED             THE OFFERING
----                       ------------    -------------           ----------------
                                                                   NUMBER   PERCENT
                                                                   -------  -------

Richard Bruce
   Rabinowitz                6,093(1)        2,886                   3,207     *
American Friends of
   Tiferet Tiberias
   Institutions, Inc.       54,815(1)       25,965                  28,850     *
Milwaukee
   Kollel, Inc.             54,815(1)       25,965                  28,850     *
Wayne Saker                 36,543(1)       17,310                  19,233     *
Keren MYCB
   Elias, Inc.              54,815(1)       25,965                  28,850     *
Leonard J. Adams            36,543(1)       17,310                  19,233     *
The Jerusalem Fund          72,123(1)       25,965                  46,158     *
Herman & Nanni
   Bodenheimer              52,390(1)       13,156                  39,234     *
Gabriel Bodenheimer          8,770(1)        4,154                   4,616     *
Thomas Meyer                18,280(1)        8,659                   9,621     *
Charles Kushner            182,717(1)       86,550                  96,167     *
Richard Stadtmauer          73,087(1)       34,620                  38,467     *
Murray Kushner             109,630(1)       51,930                  57,700     *
Josh Berkowitz               9,137(1)        4,328                   4,809     *
Michael Kule                 3,654(1)        1,731                   1,923     *
Rita Folger                 53,851(1)       17,310                  36,541     *
Vavel Corp.                109,630(1)       51,930                  57,700     *
Karfunkel Family
   Foundation, Inc.         53,851(1)       17,310                  36,541     *
Jules Nordlicht            302,909(1)       77,895                 225,014    1.03
ACE Foundation             538,513(1)      173,100                 365,413    1.68
Huberfeld/Bodner
   Family Foundation       142,231(1)       44,141                  98,090     *
Abraham Elias               27,408(1)       12,983                  14,425     *
Millennium Partners LP     365,433(1)      173,100                 192,333     *
Charles Soltis(2)            5,000(1)        5,000                       0     *
Barry Maser(3)              20,000(4)       10,000                  10,000     *

                                      (6)

                              TOTAL          NUMBER OF
                           COMMON STOCK      SHARES OF               COMMON  STOCK
                           OWNED BEFORE    COMMON STOCK               OWNED AFTER
NAME                       THE OFFERING    TO BE OFFERED             THE OFFERING
----                       ------------    -------------           ----------------
                                                                   NUMBER   PERCENT
                                                                   -------  -------
George Griffin(5)            150,000(1)    150,000                       0     *
Michael G. Cunniff(6)         30,000(1)     12,000                  18,000     *
Osprey Partners(7)           747,083(1)    232,500                 514,583    2.36
Laurence L.
   Osterwise(8)            1,438,888(1)    888,888               550,000      2.52
Marco Emrich(9)              725,000(4)    525,000               200,000       *
C&F Global
   Enterprises, Inc.(10)     246,874(1)     30,000               216,874       *
G3 Capital, LLC (11)         472,220(1)    472,220                     0       *
Steve Ficyk (12)              50,800(1)     35,000                15,800       *
David S. Hirsch (13)         389,017(4)     60,000               329,017      1.51
Jared A. Davis                47,222(1)     47,222                     0       *
A. David Davis                23,611(1)     23,611                     0       *
Robert DiSilvestro            25,016(1)     25,016                     0       *
Shane Tritsch                 23,611(1)     23,611                     0       *
Michael D. Theye              23,611(1)     23,611                     0       *
Todd C. Tritsch               23,611(1)     23,611                     0       *
Michael L.
   O'Shaughnessy              23,611(1)     23,611                     0       *
Sol-Rich Capital
   Group, LLC                141,666(1)    141,666                     0       *
Alan L. Scott                 47,222(1)     47,222                     0       *
Todd R. Ricker                 9,444(1)      9,444                     0       *
Paul K. Nguyen                 9,444(1)      9,444                     0       *
Vu Phat Lam                    9,444(1)      9,444                     0       *
Josh Adler                     9,444(1)      9,444                     0       *
Anthony J. Suraci
   & Donna S. Suraci          94,444(1)     94,444                     0       *
M. Jay Walkingshaw            94,444(1)     94,444                     0       *
Joseph Matarazzo              14,167(1)     14,167                     0       *
William J. Ritger            241,388(1)    188,888                52,500       *
Claudia H. O'Donnell         141,666(1)    141,666                     0       *
Terrell H. Spraggins
   & Patricia E.
   Spraggins                  94,444(1)     94,444                     0       *
A. Judson Hill
   & Kathryn
   V. Hill                    37,778(1)     37,778                     0       *
David C. Brown                94,444(1)     94,444                     0       *
Robert K. Brooks              47,222(1)     47,222                     0       *
Security Trust
   Company FBO

                                      (7)

                              TOTAL          NUMBER OF
                           COMMON STOCK      SHARES OF               COMMON  STOCK
                           OWNED BEFORE    COMMON STOCK               OWNED AFTER
NAME                       THE OFFERING    TO BE OFFERED             THE OFFERING
----                       ------------    -------------           ----------------
                                                                   NUMBER   PERCENT
                                                                   -------  -------


J. Glen McLeod
   IRA                        47,222(1)     47,222                     0       *
Allen B. Aker, MD            188,888(1)    188,888                     0       *
Security Trust
   Company FBO
   Paul H. Dragul
   IRA                        47,222(1)     47,222                     0       *
Nelson G. Griffin              9,444(1)      9,444                     0       *
Toan D. Bui                    9,444(1)      9,444                     0       *
Bert D. Siegel &
   Marion Lee
   Siegel JT TEN             141,666(1)    141,666                     0       *

----------------------------------------
*        Represents beneficial ownership of one percent or less of the outstanding shares of common stock.
(1)      Includes shares issuable upon exercise of outstanding warrants.
(2)      Charles Soltis provides  business development consulting services to us.
(3)      Barry Maser provides  business development consulting services to us.
(4)      Includes shares issuable upon exercise of outstanding warrants, and of outstanding options.
(5)      Mr. Griffin provides  management consulting services to us.
(6)      Mr. Cunniff provides  management consulting services to us.
(7)      Osprey Partners provides  management consulting services to us.
(8)      Mr. Osterwise is our chairman of the board of directors.
(9)      Mr. Emrich is our president, chief executive officer and a director.
(10)     C&F Global Enterprises, Inc. provides certain management consulting services to us.
(11)     G3 Capital, LLC provides  management consulting services to us.
(12)     Mr. Ficyk provides  management consulting services to us.
(13)     Mr. Hirsch is a director.


                                      (8)

                              PLAN OF DISTRIBUTION

          We are registering the shares on behalf of the selling shareholders. The shares being registered are owned or may be acquired by the selling shareholders upon exercise of warrants. Selling shareholders, as used in this prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares from a named selling shareholder after the date of this prospectus. The selling shareholders may offer their shares of our common stock at various times in one or more of the following transactions:

          * in ordinary broker's transactions on Nasdaq or any national securities exchange on which our common stock may be listed at the time of sale;
          *    in the over-the-counter market;
          * in private transactions other than in the over-the-counter market;
          * in connection with short sales of other shares of our common stock in which shares are redelivered to close out positioning;
          *    by pledge to secure debts and other obligations;
          * in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
          *    in a combination of any of the above transactions.

          The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

          Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Exchange Act. Shareholders must meet the criteria and conform to the requirements of that rule. The selling shareholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be underwriters within the meaning of the Securities Exchange Act, and their commissions or discounts and other compensation received in connection with the sale of the shares may be regarded as underwriters' compensation, if the SEC determines that they purchased the shares in order to resell them to the public.

          The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by any of the selling shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, a prospectus supplement or post-effective amendment to the registration statement will be filed within the SEC. This supplement or amendment will include the following information:

          *    the name of the participating  broker-dealer(s)  or underwriters;
          * the number of shares involved; the price or prices at which the shares were sold by the selling shareholders;
          * the commissions paid or discounts or concessions allowed by the selling shareholders to the broker-dealers or underwriters; and
          *    other material information.

          We have advised the selling shareholders that the anti-manipulation rules promulgated under the Securities Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling shareholders. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling shareholders or other party selling the shares.

                                      (9)

                                  LEGAL MATTERS

          The validity of the shares of common stock offered was passed upon for us by Schnader Harrison Segal & Lewis LLP.


                                     EXPERTS

          The consolidated financial statements and schedules of Sedona Corporation at December 31, 1998, and for the year then ended, incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1997, and for each of the two years in the period then ended, by BDO Seidman, LLP, independent certified public accountants, as described in the reports of the firms incorporated by reference elsewhere in this prospectus and registration statement, and are included in reliance upon these reports given on the authority of the firms as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

          Sedona is subject to the informational requirements of the Securities Exchange Act of 1934. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain operation information for this public reference room by calling 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. In addition, any of our SEC filings may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 covering the common stock offered by this prospectus. You should be aware that this prospectus does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC rules. For further information about Sedona and our common stock, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information filed by Sedona with the SEC, as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

          The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          (a) Our annual report on Form 10-K for the fiscal year ended December 31, 1998.

          (b) Our quarterly report on Form 10-Q for the period ended March 31, 1999.

          (c) Our quarterly report on form 10-Q for the period ended June 30, 1999.

          (d) Our quarterly report on form 10-Q for the period ended September 30, 1999.

          (e) All other reports under Section 13(a) or 15(d) of the Securities Exchange Act, since the end of our fiscal year ended December 31, 1998.

          (f) The description of our common stock which is contained in our registration statement on Form 8-B filed under the Securities Exchange Act, including any amendment or reports filed for the purpose of updating this description.

                                      (10)

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Sedona Corporation, 649 North Lewis Road Limerick, PA 19468 Attention: Michael A. Mulshine, Corporate Secretary
(610) 495-3003.

          We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of our common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so.

                                      (11)

                           FORWARD-LOOKING STATEMENTS

          Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operation or financial condition or state other forward-looking information. Forward-looking statements can be identified by the use of progressive terminology, such as may, will, expect, anticipate, estimate, continue or other similar words. These statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements. Factors that might cause such a difference include those discussed in the section titled Risk Factors beginning on page __. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares. You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to the terms we or us in this prospectus means Sedona Corporation and its subsidiaries, except where it is clear that the term means only the parent corporation.

                                      (12)
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